EXHIBIT 12

PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Thirty-Nine Weeks Ended
	September 23,	September 25,
	2012	2011
Earnings:	(In thousands, except ratios)
Income (loss) from continuing operations before income taxes	$151,036	$(417,089)
Add: Total fixed charges (see below)	84,581	93,768
Less: Interest capitalized	1,196	2,896
Total earnings	234,421	(326,217)
Fixed charges:
Interest(a)	79,625	84,448
Portion of noncancellable lease expense representative of interest factor(b)	4,956	9,320
Total fixed charges	84,581	93,768

Ratio of earnings to fixed charges	2.77	(c)

(a)	Interest includes amortization of capitalized financing fees.

(b)	One-third of noncancellable lease expense is assumed to representative of the interest factor.

(c)	Earnings were insufficient to cover fixed charges by $420.0 million.